# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bitcoin Depot Inc., CIK 0001901799
CUSIP: 09174P303
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 8601 Dunwoody Place, Sandy Springs, Georgia (GA), 30350
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000902664-26-002460
Filed by CIK 0001313756

## Reporting persons
- Owl Creek Asset Management, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jeffrey A. Altman: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Bitcoin Depot Inc.
Address of issuer's principal executive offices: 8601 Dunwoody Place, Sandy Springs, GA 30350

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Owl Creek Asset Management, L.P., a Delaware limited partnership and the investment manager of Owl Creek Credit Opportunities Master Fund, Ltd. (the "Owl Creek Fund"), with respect to the shares of class A common stock, $0.0001 par value per share ("Class A Common Stock") owned by the Owl Creek Fund; and

(ii) Jeffrey A. Altman ("Mr. Altman"), as managing member of the general partner of Owl Creek Asset Management, L.P., with respect to the shares of Class A Common Stock owned by the Owl Creek Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 640 Fifth Avenue, 20th Floor, New York, NY 10019.
Citizenship: Owl Creek Asset Management, L.P. is a limited partnership organized under the laws of the State of Delaware. Mr. Altman is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Percent of class: 0
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Owl Creek Asset Management, L.P.: /s/ Jeffrey A. Altman, By: Owl Creek GP, L.L.C., General Partner, By: Jeffrey A. Altman, Managing Member (07/10/2026)
- Jeffrey A. Altman: /s/ Jeffrey A. Altman, Jeffrey A. Altman, Individually (07/10/2026)